

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

March 7, 2007

<u>Via Facsimile</u>

Robert A. Iger
President and Chief Executive Officer
The Walt Disney Company
500 South Buena Vista Street
Burbank, CA 91521

      RE: The Walt Disney Company
               Form 10-K: For the Year Ended September 30, 2006
               File Number: 001-11605

Dear Mr. Iger:

We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

          Sincerely,

          Michael Fay
          Accounting Branch Chief

cc: Thomas O. Staggs, Senior Executive Vice President and Chief Financial Officer